FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1	Name and Address of Company

Pengrowth Energy Trust Suite 2100, 222 Third Avenue SW Calgary, Alberta T2P 0B4

Item 2	Date of Material Change

The date of material change is effective July 1, 2009

Item 3	News Release

Press release issued on June 26, 2009

Item 4	Summary of Material Change
Pengrowth Corporation, administrator of Pengrowth Energy Trust, announced on June 26, 2009 that effective July 1, 2009, Pengrowth Energy Trust will elect to amend its U.S. tax entity classification to be reclassified as a corporation for U.S. federal income tax purposes.
Historically, for U.S. federal income tax purposes, Pengrowth Energy Trust has been classified as a partnership. However, the recent signing of the fifth protocol of the Canada — United States Tax Convention by the United States and Canada ratifying an increase in the withholding tax rate from 15 to 25 percent for partnership distributions effective January 1, 2010 has resulted in a review by Pengrowth Corporation of Pengrowth Energy Trust’s U.S. federal income tax entity classification. As a result of these changes, U.S. holders of trust units of Pengrowth Energy Trust would have become subject to the 10 percentage point increase in withholding tax on their monthly distributions starting on January 1, 2010 had Pengrowth Energy Trust remained as a partnership. Among other reasons, as the withholding tax rate is not set to increase for unitholders of a Canadian trust treated as a corporation for U.S. federal income tax purposes, it is Pengrowth Corporation’s belief that the election for Pengrowth Energy Trust to be treated as a corporation for U.S. federal income tax purposes is in the best interest of all of the unitholders of Pengrowth Energy Trust.
Item 5	Full Description of Material Change
Pengrowth Corporation, administrator of Pengrowth Energy Trust (the “Trust” and together with Pengrowth Corporation, “Pengrowth”), announced on June 26, 2009 that effective July 1, 2009, the Trust will elect to amend its U.S. tax entity classification to be reclassified as a corporation for U.S. federal income tax purposes.
Historically, for U.S. federal income tax purposes, the Trust has been classified as a partnership. However, the recent signing of the fifth protocol of the Canada — United States Tax Convention by the United States and Canada ratifying an increase in the withholding tax rate from 15 to 25 percent for partnership distributions effective January 1, 2010 has resulted in a review by Pengrowth of the Trust’s U.S. federal income tax entity classification. As a result of this change, U.S. holders of trust units would have become subject to the 10 percentage point increase in withholding tax on their monthly distributions starting on January 1, 2010 had the Trust remained as a partnership. Among other reasons, as the withholding tax rate is not set to increase for unitholders of a Canadian trust treated as a corporation for U.S. federal income tax purposes, it is Pengrowth’s belief that the Trust’s election to be treated as a corporation for U.S. federal income tax purposes is in the best interest of all of its unitholders.

It is important to note that this amendment only pertains to the Trust’s tax classification for U.S. federal income tax purposes and therefore only applies to Pengrowth’s U.S. unitholders. The amendment does not affect the Trust’s current structure as a mutual fund trust in Canada or Pengrowth’s intention to continue to pay monthly distributions.
Historically, as a partnership for U.S. federal income tax purposes, U.S. unitholders of the Trust have received a schedule K-1 each year in order to report their share of the Trust’s income on their U.S. tax returns. Following the Trust’s election to be treated as a corporation for U.S. federal income tax purposes, U.S. unitholders of the Trust will receive a form 1099 from their broker or other intermediary through which they hold their trust units. U.S. unitholders will be responsible for reporting the dividend income earned throughout the year from the Trust. If certain holding period and other requirements are met, dividends received from the Trust by a U.S. unitholder (including an individual) that is not a corporation will be subject to U.S. federal income tax at a preferred qualified dividend rate, which currently stands at 15 percent. A schedule K-1 will be issued for 2009, covering the periods up to June 30, 2009.
Important mechanics pertaining to the reclassification:
•	The effect of the Trust’s election to be treated as a corporation for U.S. federal income tax purposes for U.S. unitholders will be as though such unitholders had disposed of their trust units for shares of the stock of the Trust. As discussed in more detail below, U.S. unitholders may recognize gain, but not loss, as a result of the reclassification. As Pengrowth will not issue a form 1099 in respect of the deemed disposition nor will it reflect the consequences of the transaction on the Schedule K-1 to be delivered for the period ending on June 30, 2009, it is the responsibility of each U.S. unitholder to calculate and report the transaction on their 2009 U.S. federal income tax return. Pengrowth strongly urges that current U.S. unitholders consult their tax advisors in order to assess the tax implications associated with their individual circumstances.

•	U.S. unitholders who have held trust units and received distributions during 2009 up to the effective date of the conversion (July 1, 2009) will receive both a schedule K-1 and a form 1099 pertaining to their trust units for the 2009 taxable year. For units held prior to the conversion date, a schedule K-1 will be issued and for trust units held on or after July 1, 2009 a form 1099 will be issued for the remainder of the year. For subsequent years, U.S. holders of trust units will receive only a form 1099 from their brokerage.

•	Form 1099 reporting statements are required to be mailed by brokerage firms no later than January 31st for the previous taxable year, whereas schedule K-1s are not required to be reported until March 31st, allowing for U.S. unitholders to complete their U.S. tax returns sooner as a result of the election to be treated as a corporation.

•	The Trust and its unitholders will benefit from the amended tax structure through the elimination of costs involved to administer the complex K-1 tax reporting system.

•	Provided the qualified dividend rate remains at 15 percent, Pengrowth believes the changes in the Trust’s entity classification will result in many of its U.S. unitholders experiencing a lower rate of taxation than had the Trust remained as a partnership for U.S. federal income tax purposes.

•	Taxable U.S. unitholders of the Trust will continue to be eligible to use an IRS form 1116 for a potential U.S. based credit of the 15 percent withholding tax paid to the Canadian government.
A more detailed summary of the United States federal income tax consequences to U.S. unitholders of our election to be treated as a corporation follows below.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of certain United States federal income tax consequences to United States Holders (as defined below) of the Trust’s election to be classified as a corporation for United States federal income tax purposes. This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, existing and proposed Treasury regulations, the Income Tax Convention between the United States and Canada (the “Tax Convention”) and interpretations of the foregoing, all as of the date hereof. All of the foregoing authorities are subject to change (possibly with retroactive effect), and any such change may result in United States federal income tax consequences to a United States Holder that are materially different from those described below. No rulings from the United States Internal Revenue Service (the “IRS”) have been or will be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below.
The following discussion does not purport to be a full description of all United States federal income tax considerations that may be relevant to a United States Holder in light of such holder’s particular circumstances and only addresses holders who hold units issued by the Trust (“Trust Units”) as capital assets within the meaning of Section 1221 of the Code. Furthermore, this discussion does not address the United States federal income tax considerations applicable to holders subject to special rules, such as (i) persons that are not United States Holders, (ii) certain financial institutions, real estate investment trusts, regulated investment companies or insurance companies, (iii) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (iv) traders in securities that elect to use a mark-to-market method of accounting, (v) dealers in securities or currencies, (vi) persons holding Trust Units in connection with a hedging transaction, “straddle,” conversion transaction or other integrated transaction, (vii) persons that acquired the Trust Units in connection with the exercise of employee stock options or otherwise as compensation for services, (viii) persons that own directly, indirectly or constructively ten percent or more, by voting power or value, of the outstanding equity interests of the Trust, (ix) persons whose “functional currency” is not the United States dollar, (x) persons subject to the alternative minimum tax, and (xi) United States expatriates. In addition, this discussion does not include any description of any estate and gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable.
As used herein, the term “United States Holder” means a beneficial owner of a Trust Unit that is (i) an individual citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation without regard to the source or (iv) a trust if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
If a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holds Trust Units, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A United States person that is a partner of a partnership (or an entity taxable as a partnership for United States federal income tax purposes) holding Trust Units should consult its own tax advisors.
Change in the Trust’s Classification for United States Federal Income Tax Purposes
The effect of the change in classification of the Trust for United States federal income tax purposes on a United States Holder will be determined under United States tax regulations as though the Trust transferred all of its assets subject to all of its liabilities to a newly formed corporation (the “New Trust”) in exchange for all of the stock of the New Trust on the effective date of the election (the “Deemed Contribution”) and immediately thereafter distributed the stock so received to holders of Trust Units in liquidation of their interests in the Trust (the “Deemed Distribution,” and together with the Deemed Contribution, the “Deemed Transaction”). As discussed more fully below, United States Holders may recognize gain, but not loss, in the Deemed Transaction.

The Trust currently owns the following assets: the common stock of Pengrowth Corporation (“OpCo”) and Esprit Exploration Ltd. (“Esprit”), a royalty interest and a net profits interest granted by OpCo and Esprit, respectively, debt issued by OpCo and Esprit and a gas conservation plant that is leased to OpCo. In the Deemed Contribution, any United States Holder that owns directly, indirectly or constructively less than five percent of the total voting power and the total value of the Trust Units (a “Non-5% Holder”) generally will not recognize any gain or loss upon the deemed contribution of its proportionate interest in OpCo stock or Esprit stock by the Trust to the New Trust. Any United States Holder that owns five percent or more, by vote or value, of the Trust Units (a “5% Holder”) will recognize gain, but not loss, with respect to its proportionate interest in OpCo stock and Esprit stock unless it enters into a five-year gain recognition agreement (a “GRA”) with the IRS. Any United States Holder that owns five percent or more of the Trust Units should consult its own tax advisor as to whether to enter into such an agreement.
In the Deemed Contribution, a United States Holder will recognize gain, but not loss, upon the deemed transfer of its proportionate interests in the royalty interest (provided that it is treated as a royalty interest for United States federal income tax purposes), the net profits interest (provided that it is treated as a net profits interest for United States federal income tax purposes), the debt and the plant (collectively, the “Non-Stock Assets”) in exchange for shares of the New Trust stock. Gain recognized by a United States Holder, if any, in such deemed transfer will equal the excess of the fair market value of such United States Holder’s shares of the New Trust stock deemed exchanged for its proportionate interest in a Non-Stock Asset, over its proportionate share of the Trust’s adjusted basis in such asset so exchanged. Any gain recognized in the deemed transfer will increase the adjusted tax basis of such United States Holder’s Trust Units.
The Trust believes that neither OpCo nor Esprit has been, nor currently is, a passive foreign investment company (a “PFIC”), although there can be no assurance in that regard nor that they will not be PFICs at the time of a Deemed Contribution. However, if either OpCo or Esprit were a PFIC at any time during a United States Holder’s holding period for its Trust Units, such United States Holder could recognize gain, notwithstanding the discussion above, upon the deemed transfer of its proportionate interest in the stock of OpCo or Esprit, whichever is or has been a PFIC, in the manner described below in “PFIC Status.”
A United States Holder will recognize neither gain nor loss as a result of the Deemed Distribution. Consequently, a United States Holder will, after the Trust’s change in classification, hold Trust Units that are stock of a corporation for United States federal income tax purposes with an aggregate adjusted tax basis for such purposes that is equal to the adjusted tax basis in its Trust Units (increased by the gain recognized in the Deemed Contribution).
If a United States Holder does not recognize gain as a result of a deemed transfer of a Trust asset to the New Trust in the Deemed Contribution because (i) the fair market value of the asset so transferred is less than or equal to the Trust’s adjusted tax basis in such asset or (ii)(A) the asset so transferred is the common stock of OpCo or Esprit, the fair market value of which is in excess of its basis and (B) the United States Holder is a Non-5% Holder or a 5% Holder that enters into a GRA, the holding period of such United States Holder for Trust Units (stock of a corporation for United States federal income tax purposes) deemed exchanged for such asset will include the Trust’s holding period in such asset. If a United States Holder recognizes gain as a result of a deemed transfer of a Trust asset to the New Trust in the Deemed Contribution, the holding period of such United States Holder for Trust Units deemed exchanged for such asset will begin on the day following the deemed exchange. As a result, following a change in the election, a United States Holder may have more than one holding period for its Trust Units.
Ownership and Disposition of Trust Units
Dividends
Subject to the discussion below under “PFIC Status,” the gross amount of any distribution of cash or property (other than in liquidation) made, after the Trust’s change in classification for United States federal income tax purposes, to a United States Holder with respect to Trust Units (inclusive of any Canadian withholding tax with respect thereto) generally will be includible in income by a United States

Holder as dividend income to the extent such distribution is paid out of the current or accumulated earnings and profits of the Trust as determined under United States federal income tax principles. Dividends will not be eligible for the dividends received deduction generally allowed to a United States corporation on dividends received from a domestic corporation. A distribution in excess of the Trust’s current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of a United States Holder’s adjusted tax basis in its Trust Units and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of Trust Units). To the extent that such distribution exceeds the United States Holder’s adjusted tax basis, the distribution will be treated as capital gain, which will be treated as long-term capital gain if such United States Holder’s holding period in its Trust Units exceeds one year as of the date of the distribution and otherwise will be short-term capital gain.
If Trust Units are readily tradable on an established United States securities market, within the meaning of the Code, or if, as is expected, the Trust will be eligible for benefits under the Tax Convention, under current law dividends received by non-corporate United States Holders will be “qualified dividend income” to such United States Holder. If certain holding period and other requirements (including a requirement that the Trust is not a PFIC in the year of the dividend or the preceding year) are met, qualified dividend income received from the Trust before January 1, 2011 will be subject to a maximum rate of United States federal income tax of 15 percent to a United States Holder that is not a corporation, including an individual.
Foreign Tax Credits. Any tax withheld by Canadian taxing authorities with respect to distributions on Trust Units may, subject to a number of complex limitations, be claimed as a foreign tax credit against a United States Holder’s United States federal income tax liability or may be claimed as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to Trust Units will be foreign-source income and generally will be “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to a United States Holder. Because of the complexity of those limitations, each United States Holder should consult its own tax advisor with respect to the amount of foreign taxes that may be claimed as a credit.
Sale, Exchange or Other Taxable Disposition of Trust Units
Subject to the discussion below under “PFIC Status,” for United States federal income tax purposes, a United States Holder will generally recognize gain or loss on the sale, exchange, or other taxable disposition of any of its Trust Units in an amount equal to the difference between (i) the United States dollar value of the amount realized for the Trust Units and (ii) the United States Holder’s adjusted tax basis (determined in United States dollars) in the Trust Units. Such gain or loss will be a capital gain or loss. Capital gains of non-corporate taxpayers, including individuals, derived with respect to a sale, exchange, or other disposition prior to January 1, 2011 of Trust Units held for more than one year are subject to a maximum federal income tax rate of 15 percent. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a United States Holder will generally be treated as United States source gain or loss for foreign tax credit limitation purposes.
PFIC Status
A non-United States entity treated as a corporation for United States federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “assets test”).

The Trust expects that, after its change in classification for United States federal income tax purposes, it will not be a PFIC. However, PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually.
If the Trust were classified as a PFIC, for any year during which a United States Holder owns Trust Units after the effective date of the election (regardless of whether the Trust continues to be a PFIC), the United States Holder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the United States Holder makes an election to be taxed under an alternative regime. In addition, any dividends will not be qualifying dividends, and will not be eligible for the reduced rate that currently applies to certain dividends received by United States Holders that are not corporations.
Certain elections may be available to a United States Holder if the Trust were classified as a PFIC. The Trust will provide United States Holders with information concerning the potential availability of such elections if the Trust determines that it is or will become a PFIC.
Other Considerations
The Receipt of Canadian Currency
In the case of a cash-basis United States Holder that receives Canadian currency on the sale, exchange or other taxable disposition of Trust Units, the amount realized will be based on the United States dollar value of the Canadian currency received on the settlement date of the disposition. An accrual-basis United States Holder may elect the same treatment required of a cash-basis taxpayer, provided that such election is applied consistently from year to year. This election may not be changed without the consent of the IRS. If an accrual basis United States Holder does not elect to be treated as a cash-basis taxpayer for this purpose, such United States Holder may have a foreign currency gain or loss for United States federal income tax purposes because of any difference between the United States dollar value of the currency received prevailing on the date of the disposition and the date of payment. Such foreign currency gain or loss would be treated as United States-source ordinary income or loss and would be in addition to any gain or loss recognized by that United States Holder on the disposition. If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes. If such Canadian currency is converted into United States dollars on the date received by the United States Holder, a cash-basis or electing accrual United States Holder should not recognize any gain or loss on such conversion.
Taxable dividends with respect to Trust Units that are paid in Canadian dollars will be included in the gross income of a United States Holder as translated into United States dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into United States dollars at that time. If the Canadian dollars received are not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the Canadian dollars equal to its United States dollar value on the date of receipt. Any United States Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be United States source income or loss for foreign tax credit purposes.
United States Holders are urged to consult their own tax advisors concerning the United States tax consequences of acquiring, holding and disposing of Canadian dollars.

Information Reporting and Backup Withholding
Under some circumstances, a United States Holder may be subject to United States information reporting and backup withholding tax on distributions paid on Trust Units or proceeds from the disposition of Trust Units. Information reporting and backup withholding will not apply, however, to a United States Holder that is a corporation or is otherwise exempt from information reporting and backup withholding and, when required, demonstrates this fact. Backup withholding also will not apply to a United States Holder that furnishes a correct taxpayer identification number and certifies on a Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A United States Holder that fails to provide the correct taxpayer identification number on Form W-9 or successor form may be subject to penalties imposed by the IRS. Backup withholding, currently at a 28-percent rate, is not an additional tax, and any amount withheld under these rules will be allowed as a refund or credit against a United States Holder’s United States federal income tax liability if the required information is timely furnished to the IRS.
UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE TRUST’S ELECTION TO BE TREATED AS A CORPORATION FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND THE OWNERSHIP AND DISPOSITION OF THE TRUST UNITS SUBSEQUENT TO THE ELECTION, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, NON-UNITED STATES AND OTHER TAX LAWS.
Caution Regarding Forward Looking Information
This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to, the impact on our unitholders of our election to be treated as a corporation for United States federal income tax purposes, including the withholding tax rate experienced by our unitholders and the impact thereon of our election.
Forward-looking statements and information contained in this material change report are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning the impact on our unitholders of our election to be treated as a corporation for United States federal income tax purposes. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
By their very nature, the forward-looking statements included in this material change report involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, changes in tax laws and our ability to pay distributions to our unitholders. Further information regarding these factors may be found under the heading "Risk Factors” in our annual information form for the year ended December 31, 2008 and under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2008.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

James S. Kinnear Chairman and Chief Executive Officer Pengrowth Corporation, the administrator of Pengrowth Energy Trust Phone: (403) 233-0224

Item 9	Date of Report

June 30, 2009